December 10, 2021

VIA EDGAR

Mr. Mark Cowan, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (the “Company”)

Transamerica Structured Index Advantage Annuity

Pre-Effective Amendment No. 2 to Registration Statement on Form S-1

File No. 333-252121

Dear Mr. Cowan:

This letter responds to comments that you provided on behalf of the Staff of the Securities and Exchange Commission on October 20, 2021, with respect to the above-referenced filing for the Transamerica Structured Index Advantage Annuity (the “Policy”). The Company intends to file pre-effective amendment no. 3 to the registration statement for the Policy reflecting the Company’s responses to the Staff’s comments and making other revisions. For your convenience, I have restated the Staff’s comments below, and followed each comment with our response. Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the prospectus. Page numbers refer to the filing on EDGAR.

General

1.	Please confirm that revisions in response to comments on disclosure appearing in one section will be made, where appropriate, to all similar disclosures appearing elsewhere in the prospectus.

Confirmed.

2.

We note the Company’s previous response relating to the reservation of right to offer only one Index Account Option. We believe this reservation of right needs to be more reasonable. For example, limiting the number of Index Account Options offered to at least a couple in each category (i.e., Basic Index Account Options and Enhanced Index Account Options).

The Company respectfully declines to change the reservation of right. This reservation of right is critical to the Company’s ability to protect itself and its customers for the reasons discussed in the Company’s previous response letter. The insurance regulators of the states in which we intend to sell the Policy have approved the policy form containing this reservation of right. Disclosure related to this reservation of right is displayed prominently and included repeatedly throughout the prospectus. The Company will further highlight this disclosure on the cover page of the prospectus. The Company understands the Staff’s concern, and agrees that the reservation of right must be clearly and prominently disclosed, but the Company respectfully disagrees with the Staff’s comment and with any notion that the reservation of right is prohibitive to the effective registration of the Policy under the Securities Act.

3.

Please confirm that all examples in the prospectus (including in the appendices) use rates that are reasonable in light of rates that the Company intends to actually offer. For example, we note that the highest Floor Rate to be offered is -10%. Please revise all examples accordingly.

Confirmed. The Company will revise all examples as necessary in response to the Staff’ comment.

4.	Please remove references to “Fixed Account Options” as the Policy will initially offer only one Fixed Account Option.

The prospectus will be revised accordingly.

5.

Please clarify the following disclosure appearing on the cover page and elsewhere in the prospectus: “During a surrender charge period, your interim values may be lower than if your Policy were outside of the surrender charge period (although won’t necessarily be lower, depending on market conditions), even if you do not take a surrender or withdrawal.” Please also supplementally explain the meaning of this disclosure.

The Company will address the above-referenced disclosure, simplifying it on the cover page, clarifying it elsewhere, and reducing overall repetition. If a premium payment allocated to an Index Account Option is still within its six-year surrender charge period, the Interim Value formula includes an adjustment to the impact of the Bond Reference Portfolio Yield on the Interim Value. In decreasing yield environments, this adjustment will serve to reduce the Interim Value. In increasing yield environments, this adjustment will serve to increase the Interim Value. The adjustment is based on a ratio looking to (i) the number of days remaining in the surrender charge period and (ii) the total number of days in the six-year surrender charge period (2190). The impact of the adjustment on Interim Value is at its greatest on the first day of the surrender charge period and lessens as the remaining number of days in the surrender charge period decreases. The purpose of the adjustment is to help protect the Company from the financial risks to which the Company is exposed as a result of offering the Performance Lock feature to all customers (where the Company may continue to hold long-term fixed income investments even after an Interim Value is “locked-in”).

6.

Given that the death benefit under the GMDB rider will not be paid upon the death of an Owner who is not an Annuitant, please explain way the GMDB rider should be offered to investors when the Owner and Annuitant are not the same person.

The Company intends to offer the GMDB rider to investors when the Owner and Annuitant are not the same person. Under those circumstances, the rider could be appropriate if the Owner wants the protection of a guaranteed minimum death benefit on the Annuitant’s life. The Company will add prominent disclosure indicating that the GMDB rider is not appropriate if the Annuitant and Owner under the Policy will not be the same person, and death benefit coverage on the Owner’s life is more important to the investor than death benefit coverage on the Annuitant’s life.

7.

We note that the prospectus makes reference to advisory fee withdrawals. Please confirm whether the deduction of advisory fees from the Policy is permitted. If so, revise the prospectus as necessary to reflect the impact of such withdrawals on Policy Value and the death benefit. We may have further comments.

Confirmed. The prospectus will be revised accordingly.

Cover Page

8.	Please replace the term “creditworthiness” with “financial strength.”

The prospectus will be revised accordingly.

9.

In the paragraph describing the impact of having multiple ongoing Crediting Periods, delete “any one of,” and replace “may” with “will,” in the following sentence: “If you have multiple ongoing Crediting Periods for Index Account Options that end at different times, any one of the transactions listed above may be based on an Interim Value for some or all of your Index Account Options.”

The prospectus will be revised accordingly.

10.

In the paragraph describing the Right to Cancel Period, because there are states that require return of premium payments, please disclose what the Company returns in those states. Please also disclose what the Company returns for IRAs. We note there is disclosure in the section “SUMMARY – Buying the Policy” about these topics that should be added here. Add the same disclosure to all disclosure regarding the right to cancel, except the related risk factor.

The prospectus will be revised accordingly. The Company intends to delete corresponding disclosure from “SUMMARY – Buying the Policy” to reduce repetition between that section and the cover page.

Glossary

11.	In the definition of “Cap+ Accelerator,” please explain how you arrived at the Index Credit Rate in the example.

The prospectus will be revised accordingly.

12.	Please add a definition for the term “guaranteed minimum death benefit,” which is used throughout the prospectus without a definition until close to the end of the prospectus.

The prospectus will be revised accordingly.

13.	In the definition of the term “withdrawal,” please add “fees and charges deducted” to the list of withdrawal types.

The Company respectfully declines to make the requested revision, as it implies that deductions for fees and charges are treated like withdrawals, which is not accurate. For instance, deductions for fees and charges are not subject to surrender charges. The Company believes that the prospectus fully and accurately describes the treatment of deductions for fees and charges under the Policy.

Summary

14.	We note that much of the disclosure and examples in the Summary are the same as later in the prospectus. Please consider either streamlining the Summary or making the later disclosure more fulsome.

The Company will reasonably streamline the Summary by selectively deleting certain disclosures while seeking to balance previous Staff comments about adding disclosures to the Summary. For example, the Company intends to delete the Summary sections “Growth Opportunity Types: Calculating Gain using the Available Growth Opportunity Types” and “Downside Protection Types: Calculating Loss Using the Downside Protection Types” because the material information is communicated earlier in the Summary section. The Company will selectively revise examples in response to the Staff’s comment. The Company does not believe that it is necessary for all examples appearing in the Summary and the main body of the prospectus differ.

15.

On page 6, under “Buying the Policy – 4. If Desired, Elect the Optional Guaranteed Minimum Death Benefit (GMDB) Rider,” delete “In general” from the following sentence: “In general, this rider is only available at the time that you purchase the Policy.”

The prospectus will be revised accordingly. However, as a result of this revision, the Company believes it is necessary to note in the above-referenced sentence that the rider may be re-elected after purchase in limited circumstances.

16.

On page 8, under “Phases of the Policy – The Accumulation Phase – Crediting Periods,” in the discussion of the Default Option, delete “(or a different Allocation Account that we designate in an amendment to this prospectus).”

The prospectus will be revised accordingly.

17.

In the next paragraph, replace “may” with “will” in the following sentence: “Please note that if you invest in the same Allocation Account at different times, you may have multiple ongoing Crediting Periods for the same Allocation Account.”

The prospectus will be revised accordingly.

18.

On page 9, under “Phases of the Policy – The Accumulation Phase – Access to Your Money,” in the bullet regarding negative adjustments, please explain why a negative adjustment could be greater than the amount withdrawn (i.e., due to a proportional reduction). Please also explain how the negative adjustment is calculated.

The prospectus will be revised to include a brief explanation of why a negative adjustment could be greater than the amount withdrawn. The Company respectfully declines to explain in the above-referenced disclosure how a negative adjustment is calculated. That disclosure is intended to be a high-level summary. An explanation of the calculation is included later in the Summary. The Company will revise the above-referenced disclosure to include a cross-reference.

19.

In the immediately proceeding bullet, regarding withdrawals at the end of a Crediting Period, replace “the risks associated with” with “applicable” in the following sentence: “However, any such withdrawal is subject to the risks associated with surrender charges and taxes as discussed above.” In the same sentence, reference that taxes may include a 10% penalty.

The prospectus will be revised accordingly.

20.

At the end of the next paragraph, add disclosure indicating that the loss may be more than the downside protection applicable to the Index Account Options from which the Surrender or withdrawal is made.

The prospectus will be revised accordingly.

21.	In the next paragraph, add “including minimum required distributions” to the first sentence.

The prospectus will be revised accordingly.

22.

On page 9, under “Phases of the Policy – The Accumulation Phase – Death Benefit,” in the first bullet, explain the circumstances under which a greater amount may be payable. Please also confirm that the disclosure in this sub-section is correct.

The prospectus will be revised accordingly. The Company will revise the disclosure for clarity.

23.	On page 11, under “Fees and Charges,” specify the application of an Interim Value in this section and specify the maximum amount of loss for each Index Account Option.

The prospectus will be revised accordingly.

24.

In the same section, please note that fees and charges deducted from Indexed Option Accounts on any day other than end of Crediting Period will be deducted based on an Interim Value. Also, note impact of negative adjustments.

The Company respectfully declines to include the additional requested disclosure about this topic in the “Summary – Fees and Charges” section. Prior to page 11, the Company has included disclosure about this topic on the cover page, in the Glossary, and under “Summary – Phases of the Policy.” The Company will add disclosure about the maximum loss associated with Interim Values to this section. Furthermore, there is additional disclosure throughout the prospectus, including under “Product Risk Factors.” The Company believes that the requested disclosure would be repetitive. The Company will add disclosure briefly addressing Interim Values and negative adjustments at the beginning of the main “Fees and Charges” section.

25.

In the same section, in the bullet for “Service Charge,” replace “may” with “will” in the following sentence: “We may deduct a service charge from your Policy on each Policy Anniversary prior to the Annuity Commencement Date and when you Surrender the Policy.”

The prospectus will be revised accordingly.

26.

On page 13, under “Ordering of Fees and Charges,” delete “when calculating Interim Values” from the following sentence: “Likewise, before the end of a Crediting Period for an Index Account Option, gains and losses are applied before fees and charges when calculating Interim Values.” In the same sentence, add “resulting from Interim Value adjustments” after “gains and losses.”

The prospectus will be revised accordingly.

27.	On page 14, in the section “Types of Accounts – Fixed Holding Account,” please delete the first two sentences of the second paragraph. They are repetitive of the first paragraph.

The prospectus will be revised to reduce repetition.

28.	In the same section, in the second to last paragraph, please delete “while premium payments are held in the Fixed Holding Account pending their allocation to one or more Allocation Accounts,”.

The prospectus will be revised accordingly.

29.	On page 14, under “Types of Accounts – Fixed Account Option,” please indicate that the current interest rate is available on the Company’s website.

The prospectus will be revised accordingly.

30.

On page 15, in the second paragraph under “Types of Accounts – Index Account Options,” delete “generally” from the following sentence: “The Index’s performance is generally measured by calculating the net percentage change in the value of the Index (the “Index Change”) between the first day of the Crediting Period (the “Initial Index Value”) and the last day of the Crediting Period (the “Final Index Value”).

The prospectus will be revised accordingly.

31.

On page 16, under “Types of Accounts – Index Account Options – Index Account Option Value,” in the second full paragraph, replace “if” with “and” in the following sentence: “At the end of the Crediting Period, your Index Base is still $10,000 if there were no deductions for fees or charges or withdrawals before the end of the Crediting Period.”

The Company respectfully declines to make the requested revision. The Company believes the current disclosure is correct.

32.	On page 17, under “Types of Accounts – Index Account Options – Negative Adjustments to Index Base,” in the first paragraph, please state how the proportionate adjustment to the Index Base is derived.

The prospectus will be revised accordingly.

33.

In the same section, in the example, please show how you arrived at a proportionate reduction of 5% and an adjusted Index Base of $9,500. For each bullet containing a continuation of the example, please confirm that the example is correct. Please also show how you arrived at those calculations.

The prospectus will be revised accordingly. Confirmed that the examples are correct.

34.	For each bullet containing a continuation of the example, please explain the difference between the example in the last sentence and the immediately preceding example.

The Company notes that the example in the last sentence was intended to show how the Index Credit Rate would have differed had the negative adjustment been on a dollar for dollar, rather than proportionate, basis. The Company has deleted the above-referenced sentences to improve clarity.

35.

On page 18, under “Types of Account – Index Account Options – Interim Values,” in the formula describing how Interim Values are calculated, delete “– applicable fees and charges.” According to other disclosure, fees and charges are not part of the Interim Value calculation, but are deducted dollar for dollar from the Interim Value.

The prospectus will be revised accordingly.

36.

In the same section, under “Interim Value Index Credit Rate,” we note the following disclosure at the end of the second bullet: “If you make an additional premium payment at a time when your Policy is subject to surrender charges for a previous premium payment, the surrender charge period applicable to the most recent premium payment will be used when calculating the Interim Value Index Credit Rate.” Please make this statement more prominent. Please also add disclosure to “Product Risk Factors.”

The prospectus will be revised accordingly.

37.	In the same section, in the introduction to the example, please state that the example assumes a surrender charge of 8%, if true.

The Company will revise the above-referenced disclosure to state that the examples assume Interim Values calculated during an ongoing surrender charge period. The Company notes that the number of days remaining in the surrender charge period impacts Interim Values, not the surrender charge percentage.

38.

In the same paragraph, consider replacing “could” with “would” in the following sentence: “In these examples, if you had elected the GMDB rider or an Index Account Option with a Credit Advantage Growth Opportunity Type, your Interim Values could be lower depending on the applicable fee percentages, the dates on which those charges are deducted, and the actions you take under the Policy.” In the same sentence, specify what “and the actions you take under the Policy” means.

The prospectus will be revised accordingly.

39.

On Page 21, under “Types of Account – Index Account Options – Performance Lock,” please add “or 6 years, if you lock in an Index Option with a 6 year Crediting Period,” to the following sentence: “Depending on when you exercised Performance Lock, your investment might not participate in Index performance for nearly one year.”

The Company respectfully declines to make the requested revision. Once Performance Lock is exercised, the amount held in the Performance Lock Account will available for transfer on the next Allocation Anniversary, as described in the third paragraph in that section. In no case would amounts be held in the Performance Lock Account for more than one year.

40.	On page 22, under “Available Allocation Accounts – Available Index Account Options,” please state that you will only remove an investment option at end of a Crediting Period.

The Company will revise the prospectus to include a substantially similar statement. The Company may remove an Index Account Option before the end of a Crediting Period. The Company confirms that the removal will not impact an ongoing Crediting Period, but the Index Account Option will not be available for new investment.

41.

On the same page, under “Available Allocation Accounts – Basic Index Account Options,” please confirm that the disclosure below accurately reflects the terms of that option. The guaranteed minimum rate seems low given the additional fee. Also, confirm that you do not intend to initially offer Participation without Credit Advantage.

Fidelity World Factor Leaders IndexSM 0.5% AR	6-Year	Buffer Buffer Rate: 15%	Participation (Credit Advantage)	1.25%	Growth Opportunity Participation Rate: No lower than 15%

Confirmed on both points. The prospectus will be revised to reflect that Participation is currently available only as Credit Advantage.

42.	On Page 27, under “Downside Protection Types: Calculating Loss Using the Downside Protection Type – Buffer,” please combine the two bullets in that section.

The above-referenced section will be deleted, as previously noted. The relevant disclosure will appear earlier in the Summary section under “Types of Accounts – Index Account Options – Buffer.”

43.

On Page 28, under “Explanation of Best Entry,” please revise the disclosure explaining how Best Entry works for clarity. In the same section, clarify the meaning of “as low as one” in the following sentence: “Depending on the Observation Period and Observation Frequency, the total number of Observation Days may be as low as one (i.e., you would have only a single reset opportunity).”

The prospectus will be revised for greater clarity as requested. Please note that the term “Observation Period” will be removed from the prospectus.

44.	On page 29, in the section “Selecting Your Investment Options,” disclose that the Company will not change the Default Option without amending the prospectus.

The prospectus will be revised accordingly. The Company notes that certain introductory disclosures in this section will be deleted to reduce repetition as requested by the Staff.

45.

In the same section, in the bullet describing how current upside rates are provided to new purchasers, include disclosure regarding the two conditions that must be satisfied for the upside rates provided during the application process to apply to the initial premium payment. Alternatively, delete all such disclosure from the prospectus. If the Company retains such disclosure, a bailout right for new investors must given because the upside rates applicable to the initial premium payment may differ from upside rates provided during the application process.

The Company will revise the above-referenced disclosure to clarify this aspect of the Policy purchase process, which the Company believes to be especially customer friendly. Furthermore, for the reasons described below, the Company does not believe that a bailout right is necessary.

This aspect of the Policy purchase process is designed to accommodate investors who are unable to provide us with 100% of their initial premium with the Policy application. We will consider any premium that we receive within 14 calendar days of the signature date (or 60 calendar days if the Policy is funded through an exchange, transfer, or rollover) to be part of the initial premium payment. Because we consider any such premium to be part of the initial premium payment, we guarantee that all such premium will get the current upside rates in effect on the Policy application signature date. Of course, the Company cannot provide this guarantee for any premium it receives in perpetuity. There must be a point at which we treat money that we receive as not part of the initial premium payment. As such, any money that we receive after that 14 or 60 calendar day time period, as applicable, will be treated as an additional premium payment, and the upside rates in effect on the date of receipt will apply to that premium as described in the prospectus.

The Company believes that a bailout right is not necessary because the upside rates will always be available in advance through the investor’s financial intermediary and our website. We will publish new rates at least 14 calendar days before they take effect.

46.

In the same section, in the bullet describing how current upside rates are provided to an existing Owner who exercised Performance Lock, please clarify that the renewal letter will be sent 21 days before the next Allocation Anniversary. Please also clarify which existing Owners who exercised Performance Lock will not receive renewal letters.

The prospectus will be revised to clarify which existing Owners will receive renewal letters after exercising Performance Lock.

Risk Factors

47.	On page 32, add a bullet on Interim Values under “Product Risk Factors – Liquidity Risk.”

The prospectus will be revised accordingly.

48.

Under “Product Risk Factors – Index Performance Risk,” tailor “Index Fees and Costs” and “Currency Exchange Rates/Methodologies” to the Indexes subject to those risks. Please also move risk disclosure regarding the specific Indexes to this section.

The Company intends to delete the two above-referenced risks and move the Index risk disclosure as requested. The relocation of the Index risk disclosure effectively addresses the first part of the Staff’s comment.

49.

Under “Product Risk Factors – Downside Protection Type Risk,” in the first paragraph, please delete “always” from the following sentence: “No Downside Protection Type always provides complete protection from loss related to negative Index performance.” In the same section, instead of stating that the “your losses could be significant,” please specify the maximum loss for each type of downside protection type. In addition state that this loss could be greater due to fees and charges.

The prospectus will be revised accordingly.

50.	Under “Product Risk Factors – Growth Opportunity Risk,” please delete “New rates will not apply to ongoing Crediting Periods.”

The prospectus will be revised accordingly.

51.	Under “Product Risk Factors – Interim Value Risk,” please delete “(although won’t necessarily be lower, depending on market conditions)” from the last full paragraph.

The prospectus will be revised accordingly.

52.	With respect to “Product Risk Factors – Performance Lock Risk,” please consider whether there are any increased risks associated with Performance Lock when exercised during a longer Crediting Period.

The Company does not believe there are any increased risks associated with a Performance Lock when exercised during a longer Crediting Period given that locked-in amounts cannot remain in the Performance Lock Account beyond the next Allocation Anniversary, which will never be more than one year.

53.

Under “Product Risk Factors – Default Option Risk,” please disclose the specific risks associated with a withdrawal or surrender from the Fixed Account Option. Please also state that amounts in the Fixed Account Option earn interest at a specified rate, which could be as low as 0.25%.

The Company will include disclosure regarding the specific risks associated with a withdrawal from the Fixed Account Option. The Company will cross-reference “Interest Rate Risk” in response to the second half of the Staff’s comment.

54.

In the same section, replace “the same risks described above would apply” with “different risks may apply” in the following sentence: “If we designate a different Allocation Account, the same risks described above would apply.” A different Allocation Account may be subject to different risks.

The Company intends to delete the above-referenced disclosure for clarity.

55.

Under “Product Risk Factors – Death Benefit Selection Risk,” specify the meaning of “guaranteed minimum death benefit” in the following sentence: “Even if you elected the GMDB rider, upon death during the accumulation phase of a person who is both the Annuitant and an Owner, if the Policy Value is greater than the guaranteed minimum death benefit under the GMDB rider, the death benefit will be the Policy Value, same as the standard death benefit.”

The prospectus will be revised accordingly.

56.

Under “Product Risk factors – Involuntary Termination Risk,” please clarify the meaning of the following sentence, which appears to be inconsistent with the first paragraph: “If the Involuntary Cashout provision is invoked, we will pay the greatest of (1) the Fixed Account Option, Fixed Holding Account, and the Performance Lock Account portions of the Minimum Required Cash Value plus the Index Account portions of the Policy Value; (2) the Policy Value; or (3) the guaranteed minimum death benefit amount.”

The Company intends to delete the above referenced risk factor. The Company has decided that it isn’t a principal risk of investing in the Policy. Disclosure regarding involuntary termination will still appear under “Access To Your Money – Involuntary Cashout,” and the Staff’s comment will be addressed.

Other Sections

57.

On page 44, we note the following disclosure under “Premium Payments – Initial Premium Payment”: If your information is not received in good order and we are unable to complete our part of the process within 30 Business Days after the Business Day that we receive your initial premium payment and your application (or electronic order form), then we will return your initial premium payment at that time.” Please explain why the Company needs 30 Business Days. We normally see 5 business days similar to variable insurance products.

The Company believes that giving investors a longer period of time to complete an application, rather than rejecting the application and forcing the investor to restart the application process after only a few days absent express consent, to be more customer friendly. When the Company receives an incomplete application, the application will not sit dormant for 30 Business Days. The Company will take proactive steps to obtain the necessary information, and the Company will promptly return any initial premium should the investor decide to withdraw the application at any point during that time period.

58.

On page 45, under “Premium Payments – Allocation of Premium Payments,” please delete disclosure about how the Company would process the initial premium payment in extraordinary circumstances where the Index becomes unavailable for reasons outside of the Company’s control. We note the Company has reserved the right to substitute Indexes.

The prospectus will be revised accordingly.

59.

On page 47, under “Fees and Charges – Surrender Charges,” replace “might” with “will” in the following sentence in the third full paragraph: “If the withdrawal or Surrender is in excess of the surrender charge-free amount, you might have to pay a surrender charge on the excess amount.” In the same section, please bold the fifth full paragraph regarding the withdrawal of earnings counting against the free withdrawal amount.

The prospectus will be revised accordingly.

60.	On page 48, under “Fees and Charges – Guaranteed Minimum Death Benefit (GMDB) Rider Fee,” in the first paragraph, please clarify which fee percentage would apply in the case of joint ownership.

The Company respectfully declines to make the requested revision. The fee percentage is based on the age of the Annuitant, not the age of the Owner.

61.

On page 49, under “Fees and Charges – Credit Advantage Fee,” in the second paragraph, please state that the annualized fee percentage for an Index Account Option as shown in the prospectus will not change for the life of the Policy.

The prospectus will be revised accordingly.

62.	In the same section, add “on the date of full withdrawal or Surrender” to the second bullet explaining how the Credit Advantage Fee is deducted. Add “on the date of withdrawal” to the third bullet.

The prospectus will be revised accordingly.

63.

On page 52, under “Types of Accounts – Fixed Account Options,” delete the following sentence: “We reserve the right to refuse any premium payments to be allocated to, or transferred into, the Fixed Account.” As long as the Fixed Account is offered in this prospectus, the Company can’t refuse any premium into that account. The Company can only prohibit such allocation once the prospectus is amended to eliminate the Fixed Account Option or state that no more premium payments can be made into the account.

The prospectus will be revised accordingly.

64.

With respect to the section “Valuing Your Investments in an Index Account Option” we note that much of the disclosure is repetitive compared to the corresponding disclosure in the Summary. Please consider differentiating the examples, editing the Summary for brevity, and/or making the later sections more fulsome.

The Company intends to take steps to revise the Summary section selectively in response to the Staff’s comments, but does not intend to make any revisions specifically in response to this comment. The Company notes that there are differentiated disclosures between the above-referenced section and the Summary.

65.

On page 58, under “Valuing Your Investments in an Index Account Option – Interim Values,” we note that the paragraph immediately following the example appears to be inconsistent with the corresponding paragraph from the Summary. Please reconcile.

The prospectus will be revised accordingly.

66.

On page 59, under “Valuing Your Investments in an Index Account Option – Performance Lock,” please clarify that an investor can exercise Performance Lock for more than one or all Index Account Options selected for investment.

The prospectus will be revised accordingly.

67.

In the same section, in the third full paragraph on page 60, please replace “(less any remaining Credit Advantage Fees and any other applicable charges)” where it appears with “(before any remaining Credit Advantage Fees and any other applicable charges).”

The Company respectfully declines to make the requested change. When a customer exercises Performance Lock “automatically”—which will be based on a target gain—Performance Lock will be triggered only when the Interim Value less (not before) remaining Crediting Advantage Fees and any applicable charges satisfies the target gain threshold. We believe this is a more customer-friendly approach, as it guarantees that the locked-in amount will meet the investor’s expectations.

68.

In the same paragraph, add “for an Index Account Option” after “Performance Lock” in the following sentence: “If you provide target gain instructions for purposes of Performance Lock, your instructions will not apply to any other Index Account Option or any future Crediting Period.”

The prospectus will be revised accordingly.

69.	On page 61, under “The Indexes,” in the last sentence of the second full paragraph, please specify the third-party that reports Index Values to the Company.

The Company respectfully declines to make the requested revision. The Company will obtain Index Values through a major, reputable third-party vendor, but the Company does not believe that the name of any such vendor to be material information.

70.

In the same section, under “Market Indexes,” please include additional disclosure regarding the methodology and risks for the Fidelity World Factor Leaders IndexSM 0.5% AR, as it’s a custom index. In this regard, please disclose any risks associated with the fact that the index is limited to only Transamerica products. Please also confirm that the Company website will not show back-tested performance.

The Company will revise the prospectus to include additional disclosure regarding the Index’s methodology and risks. The risk disclosure will be relocated to the “Product Risk Factors” section, per the Staff’s earlier comment. The Company confirms that its website will not show back-tested performance.

71.	In the same section, under “Exchange Traded Funds (ETF),” please include the SEC file number for each ETF.

The prospectus will be revised accordingly.

72.

When describing the investment risks of the iShares® MSCI USA ESG Select ETF, please disclose that while the index seeks to track the performance of companies with ESG characteristics, policy value and the assets invested by the Company are not invested in companies with ESG characteristics.

The prospectus will be revised accordingly.

73.

On page 73, under “Available Allocation Accounts – Downside Protection Types: Calculating Loss Using The Available Downside Protection Types – 1. Buffer,” in the table illustrating the examples, please move the Index Credit Rate for Example 2 below the Buffer line.

The prospectus will be revised accordingly.

74.	In the next section, please make a similar change to the table illustrating the examples for the Floor with respect to all three examples.

The Company respectfully declines to make the requested revision. The Company believes the requested revision would cause confusion, because it would suggest that there could be losses beyond the Floor due to negative index performance.

75.

On page 75, under “Available Allocation Accounts – Enhanced Index Account Options,” please add “guaranteed maximum” to the bullet that states: “For any Best Entry option with a Credit Advantage Cap, the annualized Credit Advantage Fee.”

The prospectus will be revised accordingly.

76.

On page 76, under “Explanation of Best Entry,” please clarify the meaning of Observation Period and Observation Frequency and include examples. We are concerned about Best Entry’s overall complexity and whether an average investor will be able to understand how it operates.

The prospectus will be revised accordingly. Please note that the term “Observation Period” has been removed from the prospectus, and the Company will clarify the meaning of “Observation Frequency” as requested. The Company notes the Staff’s concern about Best Entry’s overall complexity. The Company believes that Best Entry is a customer friendly feature that helps to mitigate timing risk associated with the Crediting Period start date. The Company will further revise the disclosure to clarify the operation of Best Entry. The Company believes that the revised disclosure will be understandable by an average investor, especially in light of the numerous examples to be included the disclosure.

77.

In the same section, in the third full paragraph, please replace “rates” with “terms” in the following sentence: “These rates may differ between the Best Entry options that are available for investment.”

The prospectus will be revised accordingly.

78.

In the same section, we note the following sentence: “A reset of the Initial Index Value will never result in lower Interim Values than if the Initial Index Value had not reset.” We also note that the Company’s previous responses to comment states that the impact “will always be positive.” Which is correct? Please revise the disclosure accordingly.

The Company believes the existing disclosure in the prospectus is more accurate, i.e., that an Initial Index Value reset will never result in lower Interim Values than if the Initial Index Value had not reset.

79.

In the same section, we note the following sentence: “If your Initial Index Value has reset, you may be less likely to realize loss at the end of the Crediting Period than if the Initial Index Value had not been reset, but you still assume the risk of loss for negative Index performance beyond the same Buffer Rate.” Please supplementally confirm this is true regardless of the actual amount of the Index when gain/loss is calculated.

Confirmed. The Initial Index Value reset feature does not change the Buffer Rate, and therefore does not provide any additional protection against negative Index performance beyond the Buffer Rate.

80.	In the same section, with respect to the main example, please confirm that 20% is a reasonable Cap Rate.

The Company confirms that 20% is a reasonable Cap Rate, especially for a 6-year Crediting Period. The example is showing 6 reset opportunities, which will be available only under a 6-year Crediting Period. The Company has added a 6-year Crediting Period to the list of assumptions to align with the assumed Cap Rate and the number of reset opportunities.

81.	In the same example, in the table showing the Index Values on Observation Days, please show the day that the Index Value equaled 925.

The Company respectfully declines to make the requested revision. The above-referenced table only shows Index Values on Observation Days. The Company believes that adding a non-Observation Day to the table would be confusing. The Company will more prominently present the disclosure related to that hypothetical Index Value.

82.	Please add an example where the Initial Index Value does not reset below the Best Entry Reset Minimum Value.

The prospectus will be revised accordingly.

83.

We note that some of the disclosure under “Default Option” is repetitive of disclosure in other sections in close proximity. Please consider consolidating that disclosure into the Default Option section to reduce repetition.

The prospectus will be revised accordingly.

84.	Under “Access To Your Money,” please delete disclosure that is repetitive of disclosure included in the bullets at the beginning of the section.

The prospectus will be revised accordingly.

85.

In the same section, with respect to the sub-section “Involuntary Cashout,” please verify the following disclosure: “ . . . we reserve the right to terminate the Policy and pay the greater of (1) the Fixed Account Option, Fixed Holding Account, and the Performance Lock Account portions of the Minimum Required Cash Value plus the Index Account(s) portion of the Policy Value; or (2) the Policy Value,” as well as the corresponding disclosure in the immediately following paragraph. Please clarify its meaning.

The Company verifies that the disclosure is accurate and has simplified the disclosure for clarity.

86.

On page 91, under “Death Benefit – The Death Benefit Amount – B. Death of person who is an Owner but not the Annuitant,” we note the following disclosure: “For purposes of this section, if the Owner is not an individual, then the death of the Annuitant will be treated as the death of the Owner who is also the Annuitant.” Please clarify whether this refers to the amount described under A or B.

The prospectus will be revised accordingly.

87.	Please move the information to be included under “Appendix E – Transamerica Life Insurance Company and Financial Statements” to the main body of the prospectus.

The prospectus will be revised accordingly.

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If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel